FOLEY & LARDNER LLP ATTORNEYS AT LAW

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June 29, 2006	www.foley.com

CLIENT/MATTER NUMBER
302280-0219
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Assistant Director
Office of Health Care & Insurance
Division of Corporation Finance
Mail Stop 0309

Re:	Hanger Orthopedic Group, Inc.
CIK No. 0000722723
Registration Statement on Form S-4
Ladies and Gentlemen:
          On behalf of Hanger Orthopedic Group, Inc. (the “Company”), conveyed herewith via Edgar for filing under the Securities Act of 1933 (the “1933 Act”) is the Company’s Registration Statement on Form S-4 (the “Registration Statement”) and the exhibits listed as being filed with the Registration Statement under Item 21(a) of Part II thereof.
          Funds to cover the applicable filing fee computed in accordance with Rule 457 under the 1933 Act have been wired to Mellon Bank in Pittsburgh for deposit into the Commission’s lockbox at that bank.
          The Registration Statement relates to an exchange offer by the Company to issue registered 10 1/4% Senior Notes due 2014 (the “Registered Notes”) in exchange for outstanding, unregistered 10 1/4% Senior Notes due 2014 (the “Unregistered Notes”) of the Company that are held by qualified institutional buyers within the meaning of Rule 144A(a)(1) under the 1933 Act. The Unregistered Notes were issued by the Company on May 26, 2006 to Lehman Brothers Inc., Citigroup Global Markets Inc. and ABN AMRO Incorporated as initial purchasers (the “Initial Purchasers”), in an offering exempt from registration under Rule 144A and Regulation S under the 1933 Act. The Company is obligated under a Registration Rights Agreement previously entered into with the Initial Purchasers to file the Registration Statement. The terms of the Registered Notes are substantially identical to the terms of the outstanding, Unregistered Notes. The Unregistered Notes and Registered Notes are referred to collectively hereinafter as the “Notes.”
          An Indenture, dated as of May 26, 2006, relating to the Notes and conforming to the requirements of the Trust Indenture Act of 1939, is incorporated by reference as exhibit 4(b) to the

Securities and Exchange Commission
June 29, 2006

Registration Statement, and the trustee’s Statement of Eligibility on Form T-1 is filed as exhibit 25 to the Registration Statement.
          You will note that the domestic subsidiaries of the Company, which are guarantors of the Notes, are identified as additional registrants on the page immediately following the facing page of the Registration Statement. Separate signature pages relating to such subsidiary guarantors are set forth on pages II-7 through II-32 in Part II of the Registration Statement.
          The Company desires that the Registration Statement be declared effective as soon as practicable in order to commence the exchange offer prior to the expected filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
          We would greatly appreciate your advising the undersigned (202-295-4003) or Jay Freedman of this firm (202-295-4008) as soon as practicable as to whether the Registration Statement will be reviewed by the Staff.

Very truly yours,

Arthur H. Bill
Attachments

bcc:	Hanger Orthopedic Group, Inc.
(Ivan R. Sabel, George E. McHenry
Thomas C. Hofmeister & Hai Tran)
Wilmington Trust Company
(Kristin L. Moore)
PricewaterhouseCoopers LLP
(Thomas C. Devlin & Traci Hornfeck)
Weil Gotshal & Manges LLP
(Rod Miller, Esq. & Heather Emmel, Esq.)
Winston & Strawn LLP
(Jeffrey H. Elkin, Esq.)